SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549


                                                    FORM 10-SB

                                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                              SMALL BUSINESS ISSUERS

                                          Under Section 12(b) or 12(g) of
                                        The Securities Exchange Act of 1934



                                            NORTH COAST PARTNERS, INC.
                                  (Name of small business issuer in its charter)

        Delaware                                                   33-0619528
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


24351 Pasto Road, Suite B, Dana Point, California                       92629
(Address of principal executive offices)                          (Zip Code)


                                                  (949) 489-2400
                              (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of Each Exchange on which
         to be so registered                  each class is to be registered

                None                                                      None


Securities to be registered pursuant to section 12(g) of the Act:

    Common Stock, par value $.001
          (Title of Class)

Item 1.           Business

Background

         North Coast Partners, Inc., a Delaware corporation (the "Company") was incorporated on April 20, 1994. The Company has no operating history other than organizational matters, and was formed specifically to be a "clean public shell" and for the purpose of either merging with or acquiring an operating company with operating history and assets. The Securities and Exchange Commission has defined and designated these types of companies as "blind pools" and "blank check" companies.

         The primary activity of the Company will involve seeking merger or acquisition candidates with whom it can either merge or acquire. The Company has not selected any company for acquisition or merger and does not intend to limit potential acquisition candidates to any particular field or industry, but does retain the right to limit acquisition or merger candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

         The executive offices of the Company are located at 24351 Pasto Road, Suite B, Dana Point, California 92629. Its telephone number is (949) 489-2400.

Plan of Operation - General

         The Company was organized for the purpose of creating a corporate vehicle to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly held corporation. At this time,the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promotor of the Company has had any material discussions with any other company with respect to any acquisition of that company. Although the Company's Common Stock is currently not freely tradeable, it will eventually become so under exemptions such as Rule 144 promulgated under the Securities Act of 1933. See "Description of Securities." The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. The discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

         The Company intends to obtain funds in one or more private placements to finance the operation of any acquired business. Persons purchasing securities in these placements and other shareholders will likely not have the opportunity to participate in the decision relating to any acquisition. The Company's proposed business is sometimes referred to as a "blind pool" because any investors will entrust their investment monies to the Company's management before they have a chance to analyze any ultimate use to which their money may be put. Consequently, the Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in searching for and entering into a business opportunity. The officers and directors of the Company have limited experience in the proposed business of the Company. There can be no assurance that the Company will be able to raise any funds in private placements. In any private placement, management may purchase shares on the same terms as offered in the private placement. (See "Risk Factors" and "Management").

         Management anticipates that it will only participate in one potential business venture. This lack of diversification should be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another (see "Risk Factors").

         The Company may seek a business opportunity with a firm which only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets, or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and is in the need for additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly owned subsidiaries in various business or purchase existing businesses as subsidiaries.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

         As part of any transaction, the acquired company may require that Management or other stockholders of the Company sell all or a portion of their shares to the acquired company, or to the principals of the acquired company. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock. The Company's funds are not expected to be used for purposes of any stock purchase from insiders. The Company shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than market value, that the potential of a stock sale by management will be a material factor on their decision to enter a specific transaction.

         The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payments of cash or property are expected to be received by Management in connection with any acquisition.

         The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the services of such persons.

         The Company has, and will continue to have following the completion of this offering, insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

Sources of Opportunities

         The  Company  anticipates  that  business  opportunities  for  possible acquisition will be referred by various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

         The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

         The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than one hour per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full time in investigating and closing any acquisition for a period of two weeks. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

Evaluation of Opportunities

         The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

         It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

         The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Acquisition of Opportunities

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

         As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

         The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

         With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering. (See "Risk Factors).

         The Company will not have sufficient funds (unless it is able to raise funds in a private placement) to undertake any significant development, marketing and manufacturing of any products which may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

         It  is  anticipated  that  the   investigation  of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity the costs therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

         Management believes that the Company may be able to benefit from the use of "leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquiring a business opportunity, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on the Company.

Competition

         The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personnel

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resources,  technical  expertise and experience than the Company. In view of the
Company's limited financial resources and management availability, the Company will continue to be a significant competitive disadvantage vis-a-vis the Company's competitors.

Regulation and Taxation

         The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While the Company does not intend to engage in such activities, the Company could become subject to regulation under the Investment Company Act of 1940 in the event the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company."

         The Company intend to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees

         The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management").

Item 2.           Plan of Operation

See "Business" above.

Item 3.           Description of Properties

         The Company  shares space with its sole  officer.  The Company pays its
own  charges  for  long  distance   telephone  calls  and  other   miscellaneous
secretarial, photocopying and similar expenses.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. The address of each person is care of the Company.

                                                                                   Percentage
               Name of                           Number of                       of Outstanding
             Stockholder                       Shares Owned                       Common Stock

            Jehu Hand                               800,000                           80.0%

            Kimberly Peterson                        93,850                           9.4%

            All officers and
            directors as a group
            (1 person)                              800,000                           80.0%

Item 5.           Directors, Executive Officers, Promoters and Control Persons

         The member of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until his successor(s) have been elected. The officer serves at the pleasure of the Board of Directors.
Information as to the director and executive officer of the Company is as follows.


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         Jehu Hand has been President,  Chief Financial Officer and Secretary of the Company since its inception. Mr. Hand has been engaged in corporate and securities law practice and has been a partner of the law firm of Hand & Hand since 1992. Hand & Hand incorporated as a law corporation in May 1994. From January 1992 to December 1992 he was the Vice President-Corporate Counsel and Secretary of Laser Medical Technology, Inc., which designs, manufactures and markets dental lasers and endodontics equipment. He was a director of Laser Medical from February 1992 to February 1993. From January to October, 1992 Mr. Hand was Of Counsel to the Law Firm of Lewis, D'Amato, Brisbois & Bisgaard. From January 1991 to January 1992 he was a shareholder of McKittrick, Jackson, DeMarco & Peckenpaugh, a law corporation. From January to December 1990 he was a partner of Day, Campbell & Hand, and was an associate of its predecessor law firm from July 1986 to December 1989. From 1984 to June 1986 Mr. Hand was an associate attorney with Schwartz, Kelm, Warren & Rubenstein in Columbus, Ohio. Jehu Hand received a J.D. from New York University School of Law and a B.A. from Brigham Young University. He is a licensed real estate broker and a registered principal (Series 7, 24 and 63) of SoCal Securities, a broker-dealer and member of the National Association of Securities Dealers, Inc.

Conflicts of Interest

         Certain conflicts of interest now exist and will continue to exist between the Company and its officer and director due to the fact that each has other business interests to which he devotes his primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company.

         Certain conflicts of interest may exist between the Company and its management, and conflicts may develop in the future. The officer and director of the Company holds similar positions with a number of companies engaged in the same business as the Company. In the event a business opportunity is presented to the management, he will present the opportunity to the Company and to these companies in a random order of priority.

         The Company has not established policies or procedures for the resolution of current or potential conflicts of interests between the Company, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of the Company, and failure by management to conduct the Company's business in the Company's best interest may result in liability to the management. The officers and directors are accountable to the Company as fiduciaries, which means that they are required to exercise good faith and integrity in handling the Company's affairs. Shareholders who believe that the Company has been harmed by failure of an officer or director to appropriately resolve any conflict of interest may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights and the Company's rights.

         The Company has no arrangement, understanding or intention to enter into any transaction for participating in any business opportunity with any officer, director, or principal shareholder or with any firm or business organization with which such persons are affiliated, whether by reason of stock ownership, position as an officer or director, or otherwise.

         The Company, by resolution of its Board of Directors and stockholders, adopted a 1994 Stock Option Plan (the "Plan") on April 20, 1994. The Plan enables the Company to offer an incentive based compensation system to employees, officers and directors and to employees of companies who do business with the Company.

         In the discretion of a committee comprised of non-employee directors (the "Committee"), directors, officers, and key employees of the Company and its subsidiaries or employees of companies with which the Company does business become participants in the Plan upon receiving grants in the form of stock options or restricted stock. A total of 2,000,000 shares are authorized for issuance under the Plan, of which no shares are issuable. The Company does not intend to grant options until such time as a merger or acquisition has been consummated. The Company may increase the number of shares authorized for issuance under the Plan or may make other material modifications to the Plan without shareholder approval. However, no amendment may change the existing rights of any option holder.

         Any shares which are subject to an award but are not used because the terms and conditions of the award are not met, or any shares which are used by participants to pay all or part of the purchase price of any option may again be used for awards under the Plan. However, shares with respect to which a stock appreciation right has been exercised may not again be made subject to an award.

         Stock options may be granted as non-qualified stock options or incentive stock options, but incentive stock options may not be granted at a price less than 100% of the fair market value of the stock as of the date of grant (110% as to any 10% shareholder at the time of grant); non-qualified stock options may not be granted at a price less than 85% of fair market value of the stock as of the date of grant. Restricted stock may not be granted under the Plan in connection with incentive stock options.

         Stock options may be exercised during a period of time fixed by the Committee except that no stock option may be exercised more than ten years after the date of grant or three years after death or disability, whichever is later. In the discretion of the Committee, payment of the purchase price for the shares of stock acquired through the exercise of a stock option may be made in cash, shares of the Company's Common Stock or by delivery or recourse promissory notes or a combination of notes, cash and shares of the Company's common stock or a combination thereof. Incentive stock options may only be issued to directors, officers and employees of the Company.

         Stock options may be granted under the Plan may include the right to acquire an Accelerated Ownership Non-Qualified Stock Option ("AO"). If an option grant contains the AO feature and if a participant pays all or part of the purchase price of the option with shares of the Company's common stock, then upon exercise of the option the participant is granted an AO to purchase, at the fair market value as of the date of the AO grant, the number of shares of common stock the Company equal to the sum of the number of whole shares used by the participant in payment of the purchase price and the number of whole shares, if any, withheld by the Company as payment for withholding taxes. An AO may be exercised between the date of grant and the date of expiration, which will be the same as the date of expiration of the option to which the AO is related.

         Stock appreciation rights and/or restricted stock may be granted in conjunction with, or may be unrelated to stock options. A stock appreciation right entitles a participant to receive a payment, in cash or common stock or a combination thereof, in an amount equal to the excess of the fair market value of the stock at the time of exercise over the fair market value as of the date of grant. Stock appreciation rights may be exercised during a period of time fixed by the Committee not to exceed ten years after the date of grant or three years after death or disability, whichever is later. Restricted stock requires the recipient to continue in service as an officer, director, employee or consultant for a fixed period of time for ownership of the shares to vest. If restricted shares or stock appreciation rights are issued in tandem with options, the restricted stock or stock appreciation right is canceled upon exercise of the option and the option will likewise terminate upon vesting of the restricted shares.

Item 6.           Executive Compensation

         No compensation is paid or anticipated to be paid by the Company until an acquisition is made.

         On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business opportunity acquired, particularly if the Company participates in a business opportunity by effecting a reorganization, merger or consolidation. If any member of current management remains after effecting a business opportunity acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business which cannot be predicted. Compensation of management will be determined by the new board of directors, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

         Directors currently receive no compensation for their duties as directors.

Item 7.           Certain Relationships and Related Transactions

         Not applicable.


Item 8.  Description of Securities

Common Stock

         The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of common stock, $.001 par value per share, of which 1,000,000 shares were outstanding as of June 30, 1999. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable. The Company's Certificate of Incorporation authorizes the Board of Directors to effect a forward or reverse stock split without stockholder approval. Company stockholders have approved a forward stock split and a name change, with the terms of the forward stock split and the new name to be decided by the Board of Directors.

Preferred Stock

         The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock, $.001 par value, of which no shares are issued and outstanding. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock, however, no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of preferred stock.

         The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any preferred stock, except on terms which it deems to be in the best interest of the Company and its shareholders.

         The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

Shares Eligible for Future Sale

          Of the outstanding shares of the Company, all but 200,000 shares are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after one year from their acquisition based upon Rule 144.

          In general, under Rule 144 as currently in effect a person (or persons whose shares are aggregated) who has beneficially owned shares privately acquired or indirectly from the Company or from an Affiliate, for at least one year, or who is an Affiliate, is entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 4,000 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least one year, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements.

         Sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market prices.


                                                      PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         (a)      Market Information

                  The Company's Common Stock is not currently trading and is not expected to trade in the foreseeable future.

         (b)      Holders

                  As of June 30, 1999, there were approximately 111 holders of Company common stock.

         (c)      Dividends

                  The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

Item 2.  Legal Proceedings

         Not applicable.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         Not applicable.

Item 4.   Recent Sales of Unregistered Securities

          There have been no issuances of securities for the past three years.

Item 5.  Indemnification of Directors and Officers

          The Company has adopted provisions in its certificate of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Delaware General Corporation Law. Under the Company's Certificate of Incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

          At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.


                                                     PART F/S

          The following financial statements are included herein:

          Independent Auditors' Report
          Balance Sheets at June 30, 1999 and 1998
          Statement of Operations for the period inception (April 20, 1994) to June 30, 1999 and the two years ended June 30, 1999 Statement of Stockholders' Equity Statement of Cash Flows for the period inception (April 20, 1994) to June 30, 1999 and the two years ended June 30, 1999 Notes to Financial Statements Interim Financial Statements


                                                     PART III

Item 1.   Index to Exhibits.

                  The following exhibits required by Part III of Form 1-A are filed herewith:

Exhibit No.                Document Description

        2.                 Charter and Bylaws

                           2.1.     Articles of Incorporation(1)
                           2.2      Bylaws(1)

         6.                Material Contracts

                           6.1.     1994 Stock Option Plan(1)


(1)      Filed herewith


                                                    SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:    January 15, 2000                        NORTH COAST PARTNERS, INC.



                                By: /s/ Jehu Hand
                                    Jehu Hand
                                    President

                                        NORTH COAST PARTNERS, INC.
                                           (A DEVELOPMENT STAGE COMPANY)

                                               FINANCIAL STATEMENTS

                                        YEARS ENDED JUNE 30, 1999 AND 1998

                                                        AND

                                           INDEPENDENT AUDITORS' REPORT

                                            NORTH COAST PARTNERS, INC.
                                           (A Development Stage Company)

                                                 Table of Contents



Independent Auditors' Report                                                                              1

Financial Statements

         Statements of Financial Position                                                                 2

         Statements of Operations                                                                         3

         Statement of Changes in Stockholders' Equity                                                     4

         Statements of Cash Flows                                                                         5

Notes to Financial Statements                                                                             6


                                           INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders
North Coast Partners, Inc.


We have audited the statements of financial position of Light House Partners, Inc. ( a development stage company) as of June 30, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and cumulative for the period April 20, 1994 (date of inception) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Coast Partners, Inc.
 (a
development stage company) as of June 30, 1999 and 1998, and the results of its operations, changes in stockholders' equity and cash flows for the period April 20, 1994 (date of inception) through June 30, 1999, in conformity with generally accepted accounting principles.


THURMAN SHAW & CO. LLC


Bountiful, Utah
December 16, 1999



                                             NORTH COAST PARTNERS, INC.
                                           (A Development Stage Company)
                                          Statements of Financial Position
                                               June 30, 1999 and 1998


                                                                                        1999              1998

ASSETS

Current assets-cash                                                                 $        -       $         -

Other assets
     Organization costs, net of accumulated
     amortization of $1,015 and $858                                                         -                  157

         Total assets                                                               $        -       $          157



LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable                                                               $         108    $         -
     Accounts payable - related party                                                         993               468

         Total current liabilities                                                          1,101               468

Stockholders' equity
  Preferred stock, $.001 par value; 1,000,000 shares authorized; no shares issued and outstanding

  Common stock, $.001 par value; 20,000,000 shares
     authorized; 1,000,000 shares issued and outstanding                                    1,000             1,000

  Additional paid-in capital                                                                   15                15

  Accumulated deficit during the development stage                                         (2,116)           (1,326)

     Total stockholders' equity                                                            (1,101)             (311)

         Total liabilities and stockholders' equity                                 $        -       $          157




                                  See accompanying notes to financial statements



                                             NORTH COAST PARTNERS, INC.
                                           (A Development Stage Company)
                                              Statements of Operations
                                         Years  Ended June 30, 1999 and 1998 and
                                   Cumulative from Inception to June 30, 1999




                                                                                                       Cumulative
                                                                                                          From
                                                                                                        Inception
                                                                                                            (April 20, 1994)
                                                                                                       to June 30,
                                                                       1999             1998              1999



Revenues                                                          $         -       $        -       $         -

Operating expenses
     General and administrative                                              633              108             1,101
     Amortization                                                            157              204             1,015

Total operating expenses                                                     790              312             2,116

Net (loss)                                                        $         (790)   $        (312)   $       (2,116)

Net (loss) per share                                              $         -       $        -       $         -

Weighted average number of
     shares outstanding                                                1,000,000        1,000,000         1,000,000














                                 See accompanying notes to financial statements



                                             NORTH COAST PARTNERS, INC.
                                           (A Development Stage Company)
                                    Statement of Changes in Stockholders' Equity
                               From Inception (April 20, 1994) Through June 30, 1999




                                                                                                       Accumulated
                                                                                                         Deficit
                                                              Common StockAdditional      During the
                                                                                       Paid-In         Development
                                                    Shares            Amount           Capital            Stage             Total

Issuance of common stock
     for cash, April 20, 1994                        1,000,000    $        1,000    $          15    $         -       $       1,015

Net (loss)                                                -                 -                -                  (42)            (42)

Balances at June 30, 1994                            1,000,000             1,000               15               (42)             973

Net (loss)                                                -                 -                -                 (338)           (338)

Balances at June 30, 1995                            1,000,000             1,000               15              (380)             635

Net (loss)                                                -                 -                -                 (320)           (320)

Balances at June 30, 1996                            1,000,000             1,000               15              (700)             315

Net (loss)                                                -                 -                -                 (314)           (314)

Balances at June 30, 1997                            1,000,000             1,000               15            (1,014)               1

Net (loss)                                                -                 -                -                 (312)           (312)

Balances at June 30, 1998                            1,000,000             1,000               15            (1,326)           (311)

Net (loss)                                                -                 -                -                 (790)           (790)

Balances at June 30, 1999                            1,000,000    $        1,000    $          15    $       (2,116)   $     (1,101)








                                 See accompanying notes to financial statements



                                                      NORTH COAST PARTNERS, INC.
                                                    (A Development Stage Company)
                                                       Statements of Cash Flows
                                                  Years  Ended June 30, 1999 and
                                            1998 and  Cumulative  from Inception
                                            to June 30, 1999



                                                                                                       Cumulative
                                                                                                          From
                                                                                                        Inception
                                                                                                            (April 20, 1994)
                                                                                                       to June 30,
                                                                       1999             1998              1999
CASH FLOWS FROM OPERATING ACTIVITIES

     Net (loss)                                                   $         (790)   $        (312)   $       (2,116)

     Add item not requiring the use
      of cash - amortization                                                 157              204             1,015

     Increase in accounts payable                                            633              108             1,101

         Net cash flows from operating activities                           -                -                 -


CASH FLOWS FROM INVESTING ACTIVITIES
     Organization costs                                                     -                -               (1,015)

         Net cash flows from investing activities                           -                -               (1,015)


CASH FLOWS FROM FINANCING ACTIVITIES
     Sale of common stock                                                   -                -                1,015

         Net cash flows from financing activities                           -                -                1,015

Net increase (decrease) in cash                                             -                -                 -

Cash balance at beginning of period                                         -                -                 -

Cash balance at end of period                                     $         -       $        -       $         -




                                  See accompanying notes to financial statements

                                             NORTH COAST PARTNERS, INC.
                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                         Years Ended June 30, 1999 and 1998


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         The Company was incorporated under the laws of the State of Delaware on April 20, 1994, for the purpose of seeking out business opportunities, including acquisitions. The Company is in the development stage and will be very dependent on the skills, talents, and abilities of management to successfully implement its business plan. Due to the Company's lack of capital, it is likely that the Company will not be able to compete with larger and more experienced entities for business opportunities which are lower risk and are more attractive for such entities. Business opportunities in which the Company may participate will likely be highly risky and speculative. Since inception, the Company's activities have been limited to organizational matters. Organizational costs are amortized on a straight-line basis over five years.


2.       CASH AND CASH EQUIVALENTS

         The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.


3.       RELATED PARTY TRANSACTIONS

         The Company currently receives the use of office space free of charge from an officer of the Company. The fair market value of the office space in the same geographic region is $20 per month.


4.       INCOME TAXES

         The fiscal year end of the Company is June 30th and an income tax return has not been filed. However, if an income tax return had been filed, the Company would have a net operating loss carry forward of $2,116 that would begin expiring in the year 2009.


5.       STOCK OPTION PLAN

         The Company has stock option plans for directors, officers, employees, advisors, and employees of companies that do business with the Company, which provide for non-qualified and qualified stock options. The Stock Option Committee of the Board determines the option price which cannot be less than the fair market value at the date of the grant or 110% of the fair market value if the Optionee holds 10% or more of the Company's common stock. The price per share of shares subject to a Non-Qualified Option shall not be less than 85% of the fair market value at the date of the grant. Options generally expire either three months after termination of employment, or ten years after date of grant (five years if the optionee holds 10% or more of the Company's common stock at the time of grant).
         No options have been granted under the plan.



NORTH COAST PARTNERS, INC.
(A Development Stage Company)                                                                         Balance Sheet


                                                      ASSETS

                                                                                                  September 30,
                                                                                                      1999
                                                                                             (unaudited)

     TOTAL ASSETS                                                                            $




                                       LIABILITIES AND STOCKHOLDERS' EQUITY


Accounts Payable - related party                                                                               993
Accounts Payable - other                                                                                       108


     TOTAL LIABILITIES                                                                                       1,101

STOCKHOLDERS' EQUITY
Preferred Stock, $.001 par value; 1,000,000 shares
  authorized; no shares issued and outstanding                                                                 -0-

Common Stock, $.001 par value; 20,000,000 shares
  authorized; 1,000,000 shares issued and outstanding                                                        1,000

Additional paid-in Capital                                                                                      15

Accumulated deficit during the development stage                                                           (2,116)


     TOTAL STOCKHOLDERS' EQUITY                                                                            (1,101)



TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY                                                                       $



                     The  accompanying   notes  are  an  integral  part  of  the
financial statements.



NORTH COAST PARTNERS, INC.
(A Development Stage Company)                                                              Statements of Operations



                                                                                FOR THE               INCEPTION
                                                                             THREE MONTHS          (Apr. 20, 1994)
                                                                                 ENDED                   TO
                                                                      Sept. 30        Sept. 30        Sept. 30
                                                                        1998            1999            1999



REVENUES                                                             $         -0-  $          -0-  $          -0-



OPERATING EXPENSES

     General and Administrative                                                                              1,101
     Amortization                                                               12                           1,015


TOTAL                                                                           12                           2,116


NET (LOSS)                                                                    (12)                         (2,116)



NET (LOSS) PER SHARE                                                 $       (NIL)  $        (NIL)  $        (NIL)




WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                                                   1,000,000       1,000,000       1,000,000

























                     The  accompanying   notes  are  an  integral  part  of  the
financial statements.


NORTH COAST PARTNERS, INC.                                                                 Statement of Changes in Stockholders'
(A Development Stage Company)                                                                  Equity For The Three Months Ended
                                                                                                  September 30, 1999 (Unaudited)


                                                                                                    Accumulated
                                                                                                      Deficit
                                                        Common Stock              Additional        During the
                                                                                    Paid-In         Development
                                                  Shares            Amount          Capital            Stage           Total



Balances at June 30, 1999                        1,000,000       $      1,000    $         15       $   (2,116)     $   (1,101)



Net (loss) (unaudited)
    three months ended
    September 30, 1999

Balances at September 30, 1999
    (unaudited)                                  1,000,000       $      1,000    $         15       $   (2,116)     $   (1,101)












                             The  accompanying  notes  are an  integral  part of
these financial statements.


NORTH COAST PARTNERS, INC.
(A Development Stage Company)                                                                           Statements of Cash Flows

                                                                                FOR THE               INCEPTION
                                                                             THREE MONTHS          (Apr. 20, 1994)
                                                                                 ENDED                   TO
                                                                      Sept. 30        Sept. 30        Sept. 30
                                                                        1998            1999            1999


                                                                                                     (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

     Net (Loss)                                                      $        (12)  $               $      (2,116)



     Add item not requiring
     the use of cash - Amortization                                             12                           1,015

     Increase (decrease) in
     accounts payable                                                                                        1,101



     Net cash flows from
     operating activities



CASH FLOWS FROM INVESTING ACTIVITIES
     Organization Costs                                                                                    (1,015)



CASH FLOWS FROM FINANCING ACTIVITIES
     Sale of common stock
     for organization costs                                                                                  1,015



     Net Cash flows from
     financing activities                                                                                    1,015



NET INCREASE IN CASH



CASH BALANCE AT
BEGINNING OF PERIOD



CASH BALANCE AT
END OF PERIOD                                                        $              $               $




                            The  accompanying  notes are an integral part of the
financial statements.

NORTH COAST PARTNERS, INC.
(A Development Stage Company)             Notes to Interim Financial Statements


NOTE 1      INTERIM FINANCIAL STATEMENTS

            The financial statements as of September 30, 1999 and for the period inception (April 20, 1994) to September 30, 1999 and the three months ended September 30, 1999 and 1998 are unaudited, but in the opinion of the management of the Company, contain all adjustments, consisting of only normal recurring accruals, necessary to present fairly the financial position at September 30, 1999, the results of operations for the period inception (April 20, 1994) to September 30, 1999 and the three months ended September 30, 1999 and 1998, and the cash flows for the period inception (April 20, 1994) to September 30, 1999 and the three months ended September 30, 1999 and 1998.